                                                    January 25, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporate Finance

Re:  Acorda Therapeutics, Inc.
        Form 10-K for the fiscal year ended December 31, 2009
        File No. 000-50513

Dear Mr. Rosenberg:

Acorda Therapeutics, Inc. (“we” or the “Company”) is submitting this letter in reference to oral comments of the staff (the “Staff”) of the Securities and Exchange Commission received by teleconference with Sasha Parikh on January 11, 2011.  That teleconference was held to discuss the Company’s letter dated November 9, 2010, submitted in response to the Staff’s teleconference on October 26, 2010, relating to the Company’s 10-K for the fiscal year ended December 31, 2009, and certain of our other reports.

Please be advised that the Company will file its response to these comments on or before Tuesday, February 1, 2011.  If you have any questions, please call me at 914-347-4300 x161.

                                                 Sincerely,

                                                /s/ Jane Wasman
                                                 Jane Wasman, J.D.
                                                 EVP, General Counsel and Corporate Secretary

15 SKYLINE DRIVE	PHONE: (914) 347-4300	EMAIL: ACORDA@ACORDA.COM
HAWTHORNE, NY 10532	FAX: (914) 347-4560	WEBSITE: WWW.ACORDA.COM